EXHIBIT 99.2

                              [SANOFI-AVENTIS LOGO]



         ELOXATIN(TM) (OXALIPLATIN FOR INJECTION) RECEIVES FDA APPROVAL
    FOR THE TREATMENT OF COLON CANCER FOLLOWING SURGERY (ADJUVANT TREATMENT)

               ~ FIRST MAJOR ADVANCE IN THE POSTSURGICAL TREATMENT OF EARLY-STAGE COLON CANCER IN MORE THAN A DECADE ~


PARIS, NOVEMBER 5, 2004 - Sanofi-Synthelabo, a member of the sanofi-aventis Group announced today that the US Food and Drug Administration (FDA) has approved ELOXATIN(TM), in combination with conventional chemotherapy (infusional 5-fluorouracil/leucovorin, known as 5-FU/LV), for the adjuvant (postsurgical) treatment of patients with stage III colon cancer who have undergone complete resection of the primary tumor. This is the first new chemotherapy approval for the adjuvant treatment of colon cancer in over a decade,(1) offering patients new hope for potential cure of this disease, one of the nation's deadliest forms of cancer.

"The FDA approval of ELOXATIN(TM) in this setting provides colon cancer patients with access to a potentially lifesaving treatment," said John L. Marshall, MD, Associate Professor of Medicine, Director of Development Therapeutics and GI Oncology for the Lombardi Cancer Center at Georgetown University. "Early postsurgical treatment with this ELOXATIN(TM)-based regimen offers patients the greatest opportunity of living longer without recurrence of their disease. This approval marks the beginning of a promising new era of benefit for patients with colon cancer."

The American Cancer Society estimates that in 2004, 106,370 new cases of colon cancer will have been diagnosed in the United States.(2) Most patients will undergo surgery to remove their primary tumor, but many of these patients will still be at risk for recurrence. This latest approval of ELOXATIN(TM) provides these patients with another potent option, helping to decrease the risk of cancer recurrence and spread.(3)

The FDA based its decision on results from the MOSAIC study, a large, international, randomized Phase III trial involving 2,246 patients in 146 centers. At a median follow-up of 4 years, there was a statistically significant improvement in the primary end point, disease-free survival (DFS), for the ELOXATIN(TM) combination compared with infusional 5-FU/LV, both in the overall study population (4-year DFS: 76% vs 69%; p=0.0008) and in the subgroup with stage III disease (4-year DFS: 70% vs 61% p=0.002). Survival data were not mature at the time of the analysis. No statistical difference in overall survival was shown between the treatment arms in the overall study population or in stage III patients. No statistical difference was observed either in DFS or survival in stage II patients.


_____________________________________________________                    1
INVESTOR RELATIONS DEPARTMENT
Europe                       US
Tel: +33 1 53 77 45 45       Tel. : +1 212 551 40 18

E-mail: IR@sanofi-aventis.com

These results demonstrated that the addition of ELOXATIN(TM) (oxaliplatin for injection) to conventional adjuvant chemotherapy for colon cancer (5-FU/LV) reduced the risk of recurrence of cancer by 24% in the overall patient population who had undergone surgery to remove their primary tumor.(3)

This approval is an important milestone in the postsurgical treatment of colon cancer and further reinforces the status of ELOXATIN(TM) as a cornerstone of the treatment of colon cancer.

"This is a major step forward in treating this disease," said Kevin Lewis, co-founder and Chairman of the Colon Cancer Alliance. "It's exciting that the FDA has made another option available to patients following surgery, particularly since early screening is increasing the number of people being diagnosed before the cancer has spread. This could offer a potentially lifesaving option to thousands of patients."

ABOUT ELOXATIN
In the United States, ELOXATIN(TM) received approval on January 9, 2004, for the first-line treatment of advanced carcinoma of the colon or rectum (ie, first therapy for patients with metastatic colorectal cancer). This approval is for the use of ELOXATIN(TM), in combination with infusional 5-FU/LV, for the treatment of advanced carcinoma of the colon or rectum. This same ELOXATIN(TM) combination had previously (August 2002) received approval for second-line treatment of this patient population (ie, therapy for already treated patients with metastatic colorectal cancer).

ELOXATIN(TM) received approval in France for the second-line treatment of metastatic colorectal cancer in April 1996, and as a first-line treatment in April 1998. In July 1999, ELOXATIN(TM) was approved for the first-line treatment indication in major European countries, through the mutual recognition procedure, France being the Reference Member State.

ELOXATIN(TM) successfully completed a Mutual Recognition Procedure in Europe in December 2003, which allowed the product to be indicated for the indication:
"treatment of metastatic colorectal cancer in combination with 5-fluorouracil and folinic acid" (ie, in first- and second-line treatment).

In September 2004, the European indication was extended to include use of ELOXATIN(TM) in the adjuvant setting: "Adjuvant treatment of stage III (Dukes'
C) colon cancer after complete resection of primary tumor."

ELOXATIN(TM) is currently marketed by sanofi-aventis in more than 60 countries for the treatment of metastatic colorectal cancer and developed in association with Debiopharm S.A.


_____________________________________________________                    2
INVESTOR RELATIONS DEPARTMENT
Europe                       US
Tel: +33 1 53 77 45 45       Tel. : +1 212 551 40 18

E-mail: IR@sanofi-aventis.com

COLORECTAL CANCER AS A LEADING CAUSE OF DEATH(4)
About 150,000 new cases of colorectal cancer are diagnosed in the United States(4). According to the American Cancer Society, colorectal cancer is the second leading cause of malignancy-related death in the United States, accounting for 10% to 15% of all cancer deaths. Over a lifetime, about 1 in 18 people develops colorectal cancer, and, each year, more than 56,000 people die from it in the United States.2

FURTHER DEVELOPMENT IN OTHER TYPES OF CANCER(4)
An extensive worldwide clinical development program is ongoing to explore the benefit of ELOXATIN(TM) (oxaliplatin for injection) in other types of cancer.

CLINICAL CONSIDERATIONS ABOUT ELOXATIN(TM)(4)
ELOXATIN(TM), used in combination with infusional 5-FU/LV, is indicated for adjuvant treatment of stage III colon cancer patients who have undergone complete resection of the primary tumor. The indication is based on an improvement in disease-free survival, with no demonstrated benefit in overall survival after a median follow up of 4 years.

ELOXATIN(TM), used in combination with infusional 5-FU/LV, is indicated for the treatment of advanced carcinoma of the colon or rectum.


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| ELOXATIN should be administered under the supervision of a qualified         |
| physician experienced in the use of cancer chemotherapeutic agents.          |
| Appropriate management of therapy and complications is possible only when    |
| adequate diagnostic and treatment facilities are readily available.          |
|                                                                              |
| Anaphylactic-like reactions to ELOXATIN have been reported, and may occur    |
| within minutes of ELOXATIN administration. Epinephrine, corticosteroids, and |
| antihistamines have been employed to alleviate symptoms.                     |
--------------------------------------------------------------------------------

ADJUVANT COLON CANCER SETTING
The incidence of grade 3 or grade 4 events was 70% and 31% on the ELOXATIN combination arm and infusional 5-FU/LV arm, respectively. Granulocytopenia, paresthesia, diarrhea, vomiting, and nausea were the most common grade 3 or 4 adverse events. Paresthesia was seen in 92% of patients on the ELOXATIN combination; 21% had residual paresthesia at 18-month follow-up. Three percent and 0.5% had grade 2 and 3 paresthesias, respectively, at 18-month follow-up. Grade 3 or 4 hypersensitivity was noted in 3% and may require discontinuation of therapy. Hepatotoxicity, evidenced by increase in transaminases (57% vs 34%) and alkaline phosphatases (42% vs 20%), was observed more commonly in the ELOXATIN arm. The incidence of increased bilirubin was similar on both arms. Hepatic vascular disorders should be considered and investigated if abnormal liver function tests or portal hypertension are present and cannot be explained by liver metastases or other known etiologies.

ADVANCED COLORECTAL CANCER SETTING
Fatigue, neuropathy, nausea, vomiting, diarrhea, stomatitis, neutropenia, and thrombocytopenia were the more common adverse events. Neither febrile neutropenia nor


_____________________________________________________                    3
INVESTOR RELATIONS DEPARTMENT
Europe                       US
Tel: +33 1 53 77 45 45       Tel. : +1 212 551 40 18

E-mail: IR@sanofi-aventis.com
requirement for platelet transfusion was increased as compared to treatment with irinotecan plus bolus 5-FU/LV. Eloxatin(TM) (oxaliplatin for injection) has been associated with pulmonary fibrosis (<1% of study patients), which may be fatal. There have been reports while on study from clinical trials and from postmarketing surveillance of prolonged prothrombin time and INR occasionally associated with hemorrhage in patients who received ELOXATIN plus 5-FU/LV while on anticoagulants. Patients requiring oral anticoagulants may require closer monitoring. Hypersensitivity has been observed (<2% grade 3/4) in clinical studies and trials. It was usually managed with standard epinephrine, corticosteroid, and antihistamine therapy, and may require discontinuation of ELOXATIN therapy.

Full prescribing information, including clinical trial information, safety, dosing, drug-drug interactions, and contraindications, is available at www.fda.gov/cder/foi/label/2004/021492s004lbl.pdf.

ABOUT SANOFI-AVENTIS
The sanofi-aventis Group is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines.
____________________________________


(1) US Food and Drug Administration. COLORECTAL CANCER ENDPOINTS WORKSHOP SUMMARY, NOVEMBER 12, 2003. Available at:
http://www.fda.gov/cder/drug/cancer_endpoints/colonEndpointsSummary.htm.
Accessed September 7, 2004.

(2) American Cancer Society. CANCER FACTS & FIGURES 2004. Available at: http://www.cancer.org/downloads/STT/CAFF_finalPWSecured.pdf. Accessed
September 7, 2004.

(3) Andre T, Boni C, Mounedji-Boudiaf L, et al, for the Multicenter International Study of Oxaliplatin/5-Fluorouracil/Leucovorin in the Adjuvant Treatment of Colon Cancer (MOSAIC) Investigators. Oxaliplatin, Fluorouracil, and Leucovorin as Adjuvant Treatment for Colon Cancer.
N ENGL J OF MED. 2004;350:2343-2351.

4 Boyle P, Leon ME.  Epidemiology of colorectal cancer.
BR MED BULL. 2002;64:1-25.


_____________________________________________________
INVESTOR RELATIONS DEPARTMENT
Europe                       US
Tel: +33 1 53 77 45 45       Tel. : +1 212 551 40 18

E-mail: IR@sanofi-aventis.com